Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Melbourne, Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 http://www.tbgbio.com/public/

TBG Diagnostics to replace exiting US auditor

Melbourne, Australia, 27 July 2016.  TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the Company or TBG) announces that the Company’s US based auditors have resigned their role effective 23 July. The Board wishes to pass on its thanks to PKF O'Connor Davies, LLP (based in New York) who have been auditors to the Company for several years.

The Company is exploring its options for replacing the auditors in the US, in line with a broader evaluation of its options in respect of the listing on the OTC secondary market in the US and its strategy for future growth in to Asia from its Australian base.

The Company continues to maintain BDO Audit Pty Ltd as its Australian auditors who are currently reviewing the full year accounts for lodgement with the ASX in September. It is only the US auditors who have resigned, and their role is limited to auditing the accounts for filing by way of a Form 20-F with the SEC in the US.

Investor Relations and Media Contact:

Peter Taylor

NWR Communications

+61 412 036 231
peter@nwrcommunications.com.au

About TBG Diagnostics

TBG Diagnostics is a global molecular diagnostic (MDx) company operating in the IVD (in vitro diagnostics) industry. TBG is focused on the development, manufacture and marketing of molecular diagnostic kits, instruments and services

TBG Diagnostics is an established brand with a strong presence in the Asian market. From its plant in Xiamen, China it develops and manufactures:

•	Nucleic Acid Test (NAT) products
•	HLA typing reagents based on NAT technologies
•	Automation systems for NAT operations
•	IVD-related NAT kits and services

Products distributed to more than 22 countries. Major hospital and laboratory clients in USA, Taiwan, Germany, Portugal, China, Hong Kong and Singapore. Operating in the rapidly growing IVD market - US$53 billion in 2013 and expected to reach US$74.7 billion by 2020 (This is huge to say we operate in the IVD market. More realistically, we operate in the MDx market which is growing from 10% ($6Bn USD) to 25.2% ($25Bn USD) of total IVD market share by 2024.)

Targeting further growth in China - fastest growing MDx market at CAGR of 27.9%. Extensive research and development pipeline targeting products for oncology, infectious diseases, transplants, transfusions, pharmacogenetics, autoimmune diseases and genetic diseases